Exhibit 99.1
MediWound Announces Appointment of Shmulik Hess, Ph.D. as Chief Operating Officer
and Chief Commercial Officer

YAVNE, Israel, November 21 2023 (GLOBE NEWSWIRE) -- MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company focused on next-generation enzymatic therapeutics for tissue repair, today announced the appointment of Shmulik Hess, Ph.D. to the positions of Chief Operating Officer and Chief Commercial Officer effective as of December 1, 2023. Dr. Hess will lead and oversee all operational and commercial activities at MediWound.

“We are delighted to welcome Shmulik, a distinguished industry executive, to our team. Dr. Hess joins MediWound during a crucial phase of expansion as we diligently implement our global strategy. Given Shmulik’s outstanding track record in international operations and commercial activities, he is well positioned to contribute to the further evolution of   MediWound into a world-class operation,” said Ofer Gonen, Chief Executive Officer of MediWound. “He will assume an integral role in implementing our plans to scale up our GMP facility to support the global demand of NexoBrid® and as we progress in the development of EscharEx®,” added Mr. Gonen.

“I’m thrilled to join MediWound at this pivotal time,” said Dr. Shmulik Hess. “Throughout my career, I've taken immense pride in assembling high-performing teams to ensure patients have access to necessary therapies. It's incredibly exciting to be part of MediWound in its journey in delivering innovative therapies and improving patients’ lives worldwide.”

Dr. Hess has over two decades of extensive expertise in drug development and commercial operations in healthcare. He possesses a wealth of leadership experience in operational strategies, sales, and commercial facets within the global biopharma industry. Prior to joining MediWound, he served as Chief Executive Officer at Tabby Therapeutics, Enlivex Therapeutics (Nasdaq: ENLV), and Valin Technologies. Formerly, Dr. Hess served as a global operations executive at SciGen Ltd (acquired by VBI Vaccines). Dr. Hess is the inventor of multiple patents and author of numerous publications in peer reviewed scientific journals. He received his Ph.D. in Pharmaceutical Science from the Hebrew University, Israel and was a research fellow at Harvard-MIT Health Sciences and Technology (HST).

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is the global leader in next-generation enzymatic therapeutics focused on non-surgical tissue repair. Specializing in the development, production and commercialization of solutions that seek to replace existing standards of care, the Company is committed to providing rapid and effective biologics that improve patient experiences and outcomes, while reducing costs and unnecessary surgeries.

MediWound’s first drug, NexoBrid®, is an FDA-approved orphan biologic for eschar removal in severe burns that can replace surgical interventions and minimize associated costs and complications. Utilizing the same core biotherapeutic enzymatic platform technology, MediWound has developed a strong R&D pipeline including the Company’s lead drug under development, EscharEx®. EscharEx is a Phase III-ready biologic for debridement of chronic wounds with significant advantages over the $300 million monopoly legacy drug and an opportunity to expand the market. MediWound’s pipeline also includes MW005, a topical therapeutic for the treatment of basal cell carcinoma that has demonstrated positive results in a recently completed Phase I/II study.

For more information visit www.mediwound.com and follow the Company on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.
Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; the impact of the COVID-19 pandemic, our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2023 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg	Daniel Ferry
Chief Financial Officer	Managing Director
MediWound Ltd.	LifeSci Advisors, LLC
ir@mediwound.com	daniel@lifesciadvisors.com